UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 8, 2012		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES (the “Plan”) and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 8, 2012

Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2011	2010
ASSETS
Receivable - Employer Contributions	$87,887	$90,801
Notes Receivable from Participants	128,781	271,050

Total Receivables	216,668	361,851

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	6,206,610	7,261,743

Total Investments	6,206,610	7,261,743

Total Assets	6,423,278	7,623,594

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	6,423,278	7,623,594
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(40,170)	(17,291)

Net Assets Available for Benefits	$6,383,108	$7,606,303

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year ended December 31,
	2011	2010
Contributions:
Employer	$264,926	$307,753
Employee	454,847	651,641
Rollover	694,548	351,201

Total Contributions	1,414,321	1,310,595

Investment Income:
Interest Income	8,306	12,021
Plan’s Interest in Master Trust Net Investment Gain (Loss)	(34,301)	751,685

Total Investment Income (Loss)	(25,995)	763,706

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,814,792	512,161
Administrative Expenses	2,375	3,500

Total Deductions	1,817,167	515,661

Net Increase (Decrease) Before Net Assets Transferred	(428,841)	1,558,640
Net Assets Transferred (To) From Other Qualified Plans	(794,354)	18,918

Net Increase (Decrease) in Net Assets	(1,223,195)	1,577,558
Net Assets Available for Benefits at Beginning of Year	7,606,303	6,028,745

Net Assets Available for Benefits at End of Year	$6,383,108	$7,606,303

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Dietrich, Gerstenslager and Chilton facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan.

On March 1, 2011, the Company executed an agreement with Marubeni-Itochu Steel America Inc. (“MISA”) to combine certain assets of Dietrich Industries, Inc. (“Dietrich”) and ClarkWestern Building Systems in a newly-formed joint venture, Clarkwestern Dietrich Building Systems LLC (“ClarkDietrich”). The Company’s contribution to the new joint venture consisted of all of its metal framing business including six of Dietrich’s 13 facilities. The remaining seven facilities will operate only to support the transition of the business into the new joint venture. Following this brief transition period, these assets will be disposed of.

Eligibility:

Union employees at the Gerstenslager facility who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Union employees at the Dietrich and Chilton facilities are eligible to participate in the Plan after satisfying the applicable probationary period.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) – Participants at the Dietrich facilities may defer up to 15% of their compensation to be contributed to the Plan. Participants at the Gerstenslager facility may defer up to 50% of their compensation to be contributed to the Plan. Participants at the Chilton facility may defer up to 60% of their compensation to be contributed to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions – there are no matching contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton facility receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation.

Monthly Company Contributions – There are no monthly Company contributions for the participants at the Chilton or Gerstenslager facilities. Prior to March 1, 2011, the participants at the Dietrich facilities receive monthly contributions according to union agreements in an amount equal to:

Warren, Ohio		Baltimore, Maryland
Date effective	Amount per Contributory Hour	Date effective	Amount per Contributory Hour
October 13, 2008	0.90	December 5, 2005	$0.60

Annual Company Contributions – There are no annual Company contributions for the participants at the Dietrich or Gerstenslager facilities. The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, his vesting percentage shall be 100%.

Effective January 1, 2009, employer matching and annual contributions are vested 100% upon 3 or more years of service for all participants.

In connection with the formation of the ClarkDietrich joint venture, participants at the Warren facility became 100% vested in the Plan.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

There were no forfeitures used to reduce Company contributions or pay reasonable expenses during 2011 and 2010. At December 31, 2011 and 2010, forfeited non-vested accounts were $15,307 and $10,133, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65. The participants at the Dietrich and Gerstenslager facilities may receive early payment of benefits after reaching the age of 59 1/2. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a Dietrich or Gerstenslager participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

On May 9, 2011, the Company executed an agreement with International Tooling Solutions, LLC to combine certain assets of its automotive body panels subsidiary, The Gerstenslager Company, in a newly-formed joint venture, ArtiFlex Manufacturing, LLC. As a result of this transaction, effective August 16, 2011, assets of the Plan with a fair value of $399,911 were transferred to the ArtiFlex Manufacturing Gerstco Division Profit Sharing Plan.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2008.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% at December 31, 2011 and 2010, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2011	2010
Mutual Funds	$213,238,226	$236,765,102
Common Collective Trust	42,584,067	47,452,702
Worthington Industries, Inc. Common Stock	39,287,248	36,719,061

Total	$295,109,541	$320,936,865

Investment Income (Loss) for the Master Trust:

	2011	2010

Interest and Dividend Income	$5,976,207	$5,984,702
Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	(10,483,559)	22,456,090
Worthington Industries, Inc. Common Stock	(2,348,260)	12,523,059

Total	$(6,855,612)	$40,963,851

At December 31, 2011 and 2010, the Master Trust held 2,398,302 and 1,995,425 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $876,184 and $803,876 for the years ended December 31, 2011 and 2010, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2011 and 2010 were as follows:

	2011	2010
DFA US Target Value	$364,827	$460,730
Dodge & Cox Stock Fund	436,094	706,333
Fidelity Freedom 2020 Fund	689,401	768,726
Fidelity Freedom 2030 Fund	451,993	501,192
Fidelity Managed Income Portfolio Fund	1,621,336	2,126,536
Harbor Capital Appreciation R Fund	438,437	522,072

5.	Benefit-Responsive Contracts

The Plan holds two stable value investment contracts with the Trustee: 1) the Fidelity Managed Income Portfolio and 2) the Schwab Stable Value Fund (collectively, the “portfolios”). The portfolios are open-end commingled pools that invest in underlying assets, typically fixed-income securities or bond funds and enter into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed for resetting on a quarterly basis for the Fidelity Managed Income Portfolio and on a monthly basis for the Schwab Stable Value Fund. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2011	2010
Investments at Fair Value	$1,621,336	$2,126,536
Adjustments to Contract Value	(39,988)	(17,291)

Investments at Contract Value	$1,581,348	$2,109,245

Average Yield on Actual Earnings	1.92%	2.68%
Crediting Interest Rate	1.39%	1.44%

Schwab Stable Value Fund

	December 31,
	2011	2010
Investments at Fair Value	$26,305	$—
Adjustments to Contract Value	(182)	—

Investments at Contract Value	$26,123	$—

Average Yield on Actual Earnings	1.53%	N/A
Crediting Interest Rate	4.59%	N/A

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value.

	2011	2010
Net Assets Available for Benefits Per the Financial Statements	$6,383,108	$7,606,303
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	40,170	17,291

Net Assets Available for Benefits Per Form 5500	$6,423,278	$7,623,594

The following table reconciles changes in net assets available for benefits, per the financial statements, for the year ended December 31, 2011 to the Form 5500 filed with the IRS for the 2011 Plan Year. A principal difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value.

2011
Net Decrease in Net Assets Per the Financial Statements, Before Net Assets Transferred	$(428,841)
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	22,879

Net Loss Per Form 5500	$(405,962)

9.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2011:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$294,457	$294,457	$—	$—
Fixed Income Funds	152,317	152,317	—	—
Growth Funds	1,493,508	1,493,508	—	—
Index Funds	194,083	194,083	—	—
Lifecycle Funds	2,222,587	2,222,587	—	—

Total Mutual Funds	4,356,952	4,356,952	—	—
Common Collective Trust	1,647,641	—	1,647,641	—
Worthington Industries, Inc. Common Stock	202,017	202,017	—	—

Total	$6,206,610	$4,558,969	$1,647,641	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$274,015	$274,015	$—	$—
Fixed Income Funds	147,467	147,467	—	—
Growth Funds	2,014,621	2,014,621	—	—
Index Funds	187,382	187,382	—	—
Lifecycle Funds	2,259,736	2,259,736	—	—

Total Mutual Funds	4,883,221	4,883,221	—	—
Common Collective Trust	2,126,536	—	2,126,536	—
Worthington Industries, Inc. Common Stock	251,986	251,986	—	—

Total	$7,261,743	$5,135,207	$2,126,536	$—

10.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$6,206,610

*	Participant Loans	Interest Rates Ranging From 2.00% to 9.25%	N/A	128,781

				$6,335,391

*	Party-in-Interest to the Plan